UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
+1 (914) 345-9001	+1 (914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2014
Six Month Net Sales Increases 6%, Operating Income Up 11%

Hawthorne, NY, November 9, 2014 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three months and six months ended September 30, 2014.

Quarter ended September 30, 2014 Highlights - compared to September 30, 2013
●	Net sales of $250.8 million, increased $45.5 million, or 22.2%, with a decrease in volumes
●	Gross profit, as a percentage of net sales, was 79.0% compared to 77.7%
●	Research and development expenses decreased $1.1 million to $13.8 million
●	Selling, marketing, general and administrative expenses decreased $0.5 million to $21.7 million
●	Settlements and loss contingencies of $2.3 million compared to $2.1 million
●	Operating income increased $40.0 million to $160.3 million, or 63.9% of net sales, compared to 58.6% of net sales
●	Net income attributable to Taro was $143.4 million compared to $96.3 million, resulting in diluted earnings per share of $3.35 compared to $2.15

Six Months ended September 30, 2014 Highlights - compared to September 30, 2013
●	Net sales of $381.1 million, increased $22.6 million, or 6.3%, with a slight decrease in volumes
●	Gross profit, as a percentage of net sales, was 74.4% compared to 74.2%
●	Research and development expenses increased 6.2% to $28.8 million, remaining flat at 7.6% of net sales
●	Selling, marketing, general and administrative expenses increased $0.9 million to $44.1 million, however, as a percentage of net sales decreased from 12.0% to 11.6%
●
Settlements and loss contingencies was a $4.2 million credit, the net result of two settlements which resulted in the reversal of a portion of the associated reserve on one matter, offset by this quarter’s expense, compared to a $2.1 million expense in 2013 (related to certain price reporting litigations)

●	Operating income increased $21.0 million to $214.8 million, or 56.4% of net sales, compared to 54.1% of net sales
●	Net income attributable to Taro was $189.5 million compared to $155.1 million, a $34.4 million increase, resulting in diluted earnings per share of $4.42 compared to $3.46

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations for the period ended September 30, 2014 was $96.2 million, as compared $159.7 million at September 30, 2013
●	Cash, including marketable securities, increased $50.1 million to $682.5 million from March 31, 2014

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Application (“ANDA”) for Desonide Lotion, 0.05%. With this, ANDAs representing thirty products await FDA approval.

Earnings Call (8:30 am EST, Monday, November 10, 2014)

As previously announced, the Company will host an earnings call at 8:30 am EST on Monday, November 10, 2014, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:
●	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 25505207
●	Participant International Dial-In Number: +1 (716) 247-5800 ID: 25505207
●	Web-cast: More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.

The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for ten (10) days following the call.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2015.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013
Sales, net	$250,834	$205,316	$381,064	$358,511
Cost of sales	52,745	45,845	97,608	92,325
Gross Profit	198,089	159,471	283,456	266,186

Operating Expenses (Income):
Research and development	13,828	14,927	28,816	27,139
Selling, marketing, general and administrative	21,684	22,229	44,070	43,182
Settlements and loss contingencies	2,300	2,050	(4,200)	2,050
Operating income	160,277	120,265	214,770	193,815

Financial Expenses, net:
Interest and other financial income, net	(2,054)	(1,325)	(3,622)	(2,490)
Foreign exchange (income) expense	(6,131)	285	(889)	(708)
Other income, net	1,575	130	1,981	526
Income before income taxes	170,037	121,435	221,262	197,539
Tax expense	26,110	24,747	31,013	41,782
Income from continuing operations	143,927	96,688	190,249	155,757

Net loss from discontinued operations	(223)	(49)	(347)	(172)
Net income	143,704	96,639	189,902	155,585

Net income attributable to non-controlling interest	319	303	419	453

Net income attributable to Taro	$143,385	$96,336	$189,483	$155,132

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$3.35	$2.15	$4.43	$3.46
Diluted	$3.35	$2.15	$4.43	$3.46

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.00	)*	$	(0.01)	$(0.00	)*
Diluted	$(0.00	)*	$(0.00	)*	$	(0.01)	$(0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$3.35	$2.15	$4.42	$3.46
Diluted	$3.35	$2.15	$4.42	$3.46

Weighted-average number of shares used to compute net income per share:
Basic	42,833,299	44,776,535	42,832,976	44,773,501
Diluted	42,833,493	44,780,246	42,833,411	44,777,164

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	March 31,
	2014	2014
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$258,615	$209,967
Short-term bank deposits	420,333	418,946
Restricted short-term bank deposits	215	227
Marketable securities	3,364	3,255
Accounts receivable and other:
Trade, net	178,732	138,772
Other receivables and prepaid expenses	227,659	162,392
Inventories	125,778	117,639
Long-term assets held for sale, net	67	73
TOTAL CURRENT ASSETS	1,214,763	1,051,271

Long-term receivables and other assets	52,088	52,894
Property, plant and equipment, net	154,199	151,416
Other assets	26,873	28,795
TOTAL ASSETS	$1,447,923	$1,284,376

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$11,478	$11,974
Trade payables and other current liabilities	223,206	241,330
TOTAL CURRENT LIABILITIES	234,684	253,304

Long-term debt, net of current maturities	5,439	5,888
Deferred taxes and other long-term liabilities	4,864	4,591
TOTAL LIABILITIES	244,987	263,783

Taro shareholders’ equity	1,197,431	1,015,507
Non-controlling interest	5,505	5,086

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,447,923	$1,284,376

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six MonthsEndedSeptember 30,
	2014	2013

Operating Activities:
Net income	$189,902	$155,585
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,986	8,342
(Gain) loss on sale of long-lived assets and marketable securities, net	(118)	15
(Decrease) increase in long-term debt due to currency fluctuations	(523)	1,050
Increase in trade receivables, net	(40,092)	(7,608)
Change in derivative instruments, net	2,057	(741)
Increase in other receivables, prepaid expenses and other assets	(31,641)	(26,059)
Increase in inventories, net	(8,613)	(2,858)
Effect of exchange differences on inter-company balances	(1,524)	(1,843)
(Decrease) increase in trade and other payables and liabilities	(21,278)	33,800
Net cash provided by operating activities	96,156	159,683

Investing Activities:
Purchase of property, plant & equipment	(10,520)	(6,747)
Proceeds from sale of property plant & equipment and intangible assets	57	-
Investment in other assets	(31,050)	-
Investment in short-term bank deposits	(3,479)	(45,980)
Proceeds from restricted bank deposits	13	7,430
Proceeds from (investment in) marketable securities	41	(73)
Net cash used in investing activities	(44,938)	(45,370)

Financing Activities:
Excess tax benefits from share-based payment arrangements	-	80
Proceeds from issuance of shares, net	26	711
Repayments of long-term debt	(422)	(397)
Net cash (used in) provided by financing activities	(396)	394

Effect of exchange rate changes	(2,174)	(1,380)
Net increase in cash	48,648	113,327
Cash at beginning of period	209,967	237,284

Cash at end of period	$258,615	$350,611

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 10, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director